Exhibit 99.1

NYSE, TSX: NTR	News Release

November 25, 2019

Nutrien Prepares to Shut Down Rocanville Potash Mine Due to CN Strike

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that it will be forced to curtail production at its largest potash mine, Rocanville, due to the CN rail strike. Employee notices were sent out today indicating the mine will be shut down for 2 weeks starting on December 2.

“It is extremely disappointing that in a year when the agricultural sector has been severely impacted by poor weather and trade disputes, the CN strike will add further hardship to the Canadian agriculture industry,” said Chuck Magro, Nutrien’s President and CEO. “Any further disruption will be harmful to our business, the Canadian economy, and Canada’s competitive position and reputation as a reliable supplier of fertilizer and food. However, most concerning is the impact on our hundreds of employees for whom this creates great uncertainty and hardship leading up to the holiday season,” added Mr. Magro.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected potash inventory shutdowns and production downtime.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Senior Director, Investor and Corporate Relations

(306) 933-8545

Media Relations:

Will Tigley

Manager, Media & Digital Communications

(403) 225-7310